

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE   `` `

October 30, 2020

Jennifer Diagonale
Contrarian Capital Management L.L.C.
411 West Putnam Avenue, Suite 425
Greenwich, CT 06830

> **Re:** **Life Partners Position Holder Trust**
> **Schedule TO-T**
> **Filed on October 28, 2020**
> **File No. 005-90716**

Dear Ms. Diagonale:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing, and any information you provide in response to these comments, we may have additional comments.

Schedule TO-T

Exhibit (a)(1)(A) – Offer to Purchase

1. Given that two separate tender offers are being made, please advise us, with a view toward revised disclosure, why the above-captioned exhibit has been title "Offer to Purchase" instead of "Offers to Purchase."

Section 8. Information Concerning the Trust and the Partnership, page 28

2. Please revise to include the correct address for the U.S. Securities and Exchange Commission in both locations where the former address has been disclosed.

Section 10. Source and Amount of Funds, page 33

3. Please advise us, with a view toward revised disclosure, the basis for the statement that "Parent has sufficient capital available to purchase all the Interests which [it seeks]."

Section 12. Conditions of the Tender Offer, page 34

4. We note the offer conditions "may be asserted [ ] regardless of the circumstances giving rise to any such condition." Conditions that are subjectively determinable or within the control of a bidder may result in the offer being deemed illusory in contravention of Section 14(e) of the Exchange Act. Please revise this statement in both locations in which it appears in order to remove the implication that offer conditions may be triggered by the action or inaction of an Offeror (as defined in General Instruction K.1. to Schedule TO at Rule 14d-100).

5. We note the following statement: "Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right shall be deemed an ongoing right…" This representation suggests that the bidders (as defined in Rule 14d-1(g)(2)) may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied, yet the offer may proceed without a disclosure being made. As stated elsewhere in the Offer to Purchase, however, the offer materials must be amended to disclose material changes. To the extent a bidder becomes aware of any condition being "triggered" that would enable the offer to be terminated, and thereby cancel the obligation of a bidder to accept tenders, and the bidder elects to proceed with the offer, we view that decision as being tantamount to a waiver of the condition and a material change to the offer. Accordingly, please revise to avoid any inconsistency with respect to the stated understanding of the bidders regarding their planned treatment of material changes.

Exhibit (a)(1)(B)/(C)

6. Please advise us of the purpose of the following language: "You acknowledge that you have received the Offer to Purchase and that you have had an opportunity to read the Offer to Purchase, and to discuss the Offer and the Offer to Purchase with your advisors…" Asking holders of the Interests to make the equivalent of a certification appears intended to serve as a means of limiting or eliminating liability. Consequently, the non-negotiable representation such holders are required to make as an apparent pre-condition to having their interests accepted is sought without the Offer to Purchase or Assignment Form first having disclosed the purpose of language and the possible effect tendering will have on their future rights in the event disclosures are subsequently challenged is inconsistent with Item 1011(c) of Regulation M-A and Section 14(e).

Exhibit (a)(1)(G)

7.   Advise us where the Notice of Offer to Purchase for Cash was published and the rule provision(s) under which the bidders proceeded to disseminate the tender offer.

*   *   *

We remind you that the Offerors are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Elizabeth Gonzalez-Sussman, Esq.
Kenneth Schlesinger, Esq.